Exhibit 99.3

press release

ArcelorMittal announces closing of its second share buyback program and launching of a third US$750 million share buyback program

18 June 2021, 15:50 CET

ArcelorMittal (or the ‘Company’) today announces that it has completed the second share buyback program announced on 4 March 2021 under the authorization given by the annual general meeting of shareholders of 13 June 2020 (the ‘2020 AGM Authorization’) and 8 June 2021 (the ‘2021 AGM Authorization’).
By market close on 17 June 2021, ArcelorMittal had repurchased 17,847,057 million shares for a total value of approximately €468,812,110.90 (equivalent to US$569,999,745.42) at an approximate average price per share of €26.2683. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
ArcelorMittal will today commence a third share buyback program (the ‘Program’) under the authorization given by the 2021 AGM Authorization for an aggregate amount of US$750 million. Pursuant to today’s announcement [1] relating to the sale of the Cleveland-Cliffs common stock, the proceeds of this sale will be returned to the ArcelorMittal shareholders via the Program. This Program will be completed by 31 December 2021.
The shares acquired under the Program are intended:
•	to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or;
•	to reduce its share capital.
ArcelorMittal intends to repurchase shares for an aggregate maximum amount of US$750 million in accordance with the 2021 AGM Authorization and applicable market abuse regulations. The Program will commence today [2].
[1] https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-sale-of-cleveland-cliffs-common-stock-with-the-proceeds-to-be-returned-to-shareholders-via-a-750-million-share-buyback
[2] The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.
ENDS